Exhibit 99.1

Harry Winston Diamond Corporation reports Third Quarter Results: Company posts solid sales growth

TORONTO, CANADA (December 9, 2010) – Harry Winston Diamond Corporation (TSX:HW, NYSE:HWD) (the “Company”) today announced its third quarter results for the period ending October 31, 2010.

Third Quarter Highlights:

  Consolidated sales increased 88% to $140.9 million from $74.8 million in the comparable quarter of the prior year, resulting in earnings from operations of $13.7 million, compared to a loss from operations of $4.9 million for the same quarter of the prior year.

  Rough diamond sales rose 192% to $60.7 million from $20.8 million in the comparable quarter of the prior year. The increase in sales resulted primarily from a 182% increase in volume of carats sold. Although rough diamond prices showed continued strength increasing approximately 20% over the comparable quarter of the prior year, our achieved price increased 4% due to a change in ore mix.

  Retail sales increased 48% to $80.2 million from $54.0 million for the same quarter of the prior year. Earnings from operations of $5.4 million for the quarter compared to a loss from operations of $0.5 million, in the same quarter of the prior year.

  Rough diamond production for the three months ended September 30, 2010, was 0.71 million carats compared to 0.33 million carats (on a 40% basis), which was 115% higher than the comparable quarter of the prior year. Production in the same quarter last year was unusually low, due to the planned lower volume of ore mined that reflected the continued disruption in the rough diamond market last year.

  Consolidated net income attributable to shareholders for the third quarter was $3.9 million or $0.05 per share compared to net loss attributable to shareholders of $0.2 million or $nil per share in the third quarter of the prior year. Included in the consolidated net income attributable to shareholders for the quarter was a net foreign exchange loss of $3.0 million or $0.04 per share primarily on future income tax liabilities compared to a net foreign exchange gain of $1.6 million or $0.02 per share in the comparable quarter of the prior year.

Robert Gannicott, Chairman and Chief Executive Officer said, "Diamond demand in the Far East continues to propel rough diamond prices as the Diavik mine transitions to underground production. Marketing efforts and store openings are successfully burnishing the Harry Winston brand to capture the branded luxury appetites of the emerging wealth of the newly developing parts of the world."

Fiscal 2011 Third Quarter Financial Summary

(US$ in millions except Earnings per Share amounts)

	Three months ended Oct 31, 2010	Three months ended Oct 31, 2009	Nine months ended Oct 31, 2010	Nine months ended Oct 31, 2009
Sales - Mining Segment - Retail Segment	140.9 60.7 80.2	74.8 20.8 54.0	408.6 196.5 212.1	279.2 124.4 154.8
Earnings (loss) from operations - Mining Segment - Retail Segment	13.7 8.3 5.4	(4.9) (4.5) (0.5)	44.0 34.9 9.2	(18.9) (7.8) (11.0)
Net Earnings (loss) attributable to shareholders	3.9	(0.2)	11.8	(69.8)
Earnings (loss) per share	$0.05	$0.00	$0.15	$(0.95)

Conference Call and Webcast

Beginning at 8:30AM (EST) on Friday, December 10, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's investor relations web site at http://investor.harrywinston.com or by dialing 866-543-6408 within North America or 617-213-8899 from international locations and entering passcode 29982663.

An online archive of the broadcast will be available by accessing the Company's investor relations web site at http://investor.harrywinston.com. A telephone replay of the call will be available one hour after the call through 11:00PM (EST), Friday, December 24, 2010 by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 56445791.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine. The Company’s retail division is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company’s overall performance.

For more information, please visit www.harrywinston.com. or for investor information, visit http://investor.harrywinston.com .

Ms. Kelley Stamm, Manager, Investor Relations – (416) 362-2237 ext 223 or kstamm@harrywinston.com